Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED APRIL 15, 2024

TO THE PROSPECTUS DATED SEPTEMBER 28, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated September 28, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of May 1, 2024;
•
to disclose the calculation of our March 31, 2024 NAV per share for all share classes;
•
to provide an update on the status of our Offering; and
•
to disclose the closing of the Storage V Transaction previously discussed in Supplement No. 5.

May 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2024 (and repurchases as of April 30, 2024) is as follows:

Transaction Price (per share)
Class T	$25.0162
Class S	$25.0162
Class D	$25.0162
Class I	$25.0162

As of March 31, 2024, we had not sold any Class T, Class S or Class D shares. Until we sell shares of Class T, Class S and Class D common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of March 31, 2024. We will separately compute the NAV per share of each one of these new classes once we have shares of that class outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

March 31, 2024 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since March 31, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2024 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of March 31, 2024 (dollars and shares/units in thousands):

Components of NAV	As of March 31, 2024
Investments in real estate	$367,120
Cash and cash equivalents	11,720
Restricted cash	298
Other assets	16,439
Debt	(244,273)
Other liabilities	(7,028)
Net asset value	$144,276
Total shares/units outstanding	5,784

The following table sets forth our NAV and NAV per share/unit by class as of March 31, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,876	$141,400	$144,276
Number of outstanding shares/units	115	5,669	5,784
NAV per share/unit as of March 31, 2024	$25.0162	$24.9413

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the March 31, 2024 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.51%	6.33%
Education	8.50%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Education
Discount rate (weighted average)	0.25% decrease	1.69%	1.83%
	0.25% increase	(1.91)%	(1.83)%
Exit capitalization rate (weighted average)	0.25% decrease	2.19%	2.05%
	0.25% increase	(2.20)%	(2.05)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of February 29, 2024 (dollars and shares/units in thousands):

Components of NAV	As of February 29, 2024
Investments in real estate	$366,360
Cash and cash equivalents	6,225
Restricted cash	286
Other assets	16,506
Debt	(237,970)
Other liabilities	(5,570)
Net asset value	$145,837
Total shares/units outstanding	5,844

The following table sets forth our NAV and NAV per share/unit by class as of February 29, 2024 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A Units	Total
Net asset value	$2,816	$143,021	$145,837
Number of outstanding shares/units	113	5,731	5,844
NAV per share/unit as of February 29, 2024	$25.0134	$24.9546

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 103,662 shares of our Class I common stock (no Class T, Class S or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $2.6 million and (ii) 10 shares of our Class I common stock pursuant to our distribution reinvestment plan for a total value of $241. We intend to continue selling shares in the Offering on a monthly basis.

Acquisition of Four Self-Storage Properties

On April 5, 2024, our Operating Partnership closed on the Storage V Transaction previously summarized in Supplement No. 5. The consideration for the Storage V Transaction consisted of an aggregate of $23,153,318.91 in cash, $109,585.96 Class T units and $2,293,999.68 Class I units. The total purchase price paid by the Operating Partnership was equal to the independently appraised value of the Storage V Properties less (i) the indebtedness secured by the Storage V Properties and assumed by the Operating Partnership at closing, in an aggregate amount equal to $17,675,546.51, and (ii) the expenses resulting from the Storage V Transaction.

As a result of the Storage V Transaction, the Operating Partnership indirectly owns the Storage V Properties with a total appraised value from an independent appraiser of $43.8 million. Two of the Storage V Properties are located in Montgomery, Alabama and two of the Storage V Properties are located in the Atlanta, Georgia metropolitan area. In total, the Storage V Properties are comprised of 2,275 storage units, including 1,810 climate-controlled units, that encompass 250,610 square feet.

Each of the Storage V Investors was given the opportunity to receive a number of OP Units based on the number of interests each such investor owned in the Storage V Trust and the then-current NAV per OP Unit (as determined in accordance with our valuation guidelines). In connection with the Storage V Transaction, on April 5, 2024 the Operating Partnership issued 4,381.09 Class T units and 91,710.83 Class I units. The offer and sale of the OP Units was exempt from the registration provisions of the Securities Act, by virtue of Section 4(a)(2) and Regulation D thereunder.